Exhibit G

Proposed Form Of Notice

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-_____)

Filings under the Public Utility Holding Company Act of 1935, as amended

March 30, 2004

Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder.  All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below.  The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.  Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by

, 2004 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below.  Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request.  Any request for hearing shall identify specifically the issues of fact or law that are disputed.  A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter.  After

, 2004, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

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AGL Resources Inc. (70-_____)

AGL Resources Inc. (“AGL Resources”), a Georgia corporation and registered public utility holding company, located at Ten Peachtree Place, Suite 1000, Atlanta, G.A. 30309, AGL Services Company (“AGLSC”), a Georgia corporation, located at Ten Peachtree Place, Suite 1000, Atlanta, G.A. 30309, and SouthStar Energy Services LLC (“SouthStar”), a Delaware limited liability company, located at 817 West Peachtree Street, Atlanta, G.A. 30308 (collectively, “Applicants”) have filed a joint application-declaration under sections 12(b) and 13(b) of the Public Utility Holding Company Act (the “Act”) and Rules 90 and 91 promulgated thereunder.

The Proposed Transaction

The Applicants seek Commission authorization for AGLSC to provide certain administrative, management and support services to and on behalf of SouthStar pursuant to the terms of a services agreement between the parties.  AGLSC, a wholly-owned subsidiary of AGL Resources, is a system service company established in accordance with the Act.  SouthStar is a non-utility company that markets natural gas and related services to retail customers, principally in Georgia.  Under the terms of the proposed services agreement, AGLSC would provide the following services to SouthStar: accounting services, audit services, information technology services, human resources support service, legal services and treasury services.  In exchange, SouthStar would pay to AGLSC: (1) a quarterly flat fee equal to the employment expenses that SouthStar has historically incurred for these services, plus (2) the total value, at cost, of any fees and expenses billed directly to AGLSC by a third party for products or services procured by AGLSC on behalf of, or for use by, SouthStar.

Applicants request the Commission grant an exception from the cost standard under Section 13(b) of the Act and Rules 90 and 91 thereunder for the services agreement.  Applicants also request a general exemption from the requirements of Section 13(b) and the cost standards of Rules 90 and 91 for AGL Resources’ non-utility subsidiaries to perform services for and sell goods to any associate non-utility subsidiary at market based prices if such associate is a non-utility subsidiary that is a Rule 58 Company or any other non-utility subsidiary that (a) is partially owned, provided that the ultimate purchaser of goods or services is not an affiliated public utility, or (b) does not derive, directly or indirectly, any part of its income from sources within the United States and is not a public utility company operating within the United States.  In addition, Applicants request authorization for certain mutual indemnification provisions of the services agreement under Section 12(b) of the Act.

For the Commission by the Division of Investment Management, pursuant to delegated authority.